SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)

                               (Amendment No. )(1)

                                 CTS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      COMMON STOCK, NO PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   126501 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             ILAN K. REICH, ESQUIRE
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 16, 1997
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

                  Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)


--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------             -----------------------------------
CUSIP No.  126501 10 5              13D           Page 2 of 9 Pages
--------------------------------             -----------------------------------

================================================================================
    1        NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                         WHX CORPORATION (E.I.N.: 13-3768097)
--------------------------------------------------------------------------------
    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) / /
                                                                (b) /X/
--------------------------------------------------------------------------------
    3        SEC USE ONLY

--------------------------------------------------------------------------------
    4        SOURCE OF FUNDS*
                      WC
--------------------------------------------------------------------------------
    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                          / /
--------------------------------------------------------------------------------
    6        CITIZENSHIP OR PLACE OR ORGANIZATION

                      DELAWARE
--------------------------------------------------------------------------------
NUMBER OF            7          SOLE VOTING POWER
  SHARES
BENEFICIALLY                             -0-
 OWNED BY
   EACH
REPORTING
ERSON WITH
             -------------------------------------------------------------------
                     8          SHARED VOTING POWER

                                         -454,467-2
             -------------------------------------------------------------------
                     9          SOLE DISPOSITIVE POWER

                                         -0-
             -------------------------------------------------------------------
                    10          SHARED DISPOSITIVE POWER

                                         -454,467-(2)
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
             PERSON

                      454,467(2)
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                        / /
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      8.6%  (See Item 5)
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                      HC and CO
================================================================================

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------
(2) By virtue of the fact that Wheeling Pittsburgh Capital Corp. is a wholly-owned subsidiary of WHX Corporation, WHX Corporation is deemed to share voting and dispositive power with Wheeling Pittsburgh Capital Corp.

--------------------------------             -----------------------------------
CUSIP No.  126501 10 5              13D           Page 3 of 9 Pages
--------------------------------             -----------------------------------

================================================================================
    1        NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               WHEELING PITTSBURGH CAPITAL CORP. (E.I.N.: 13-3723443)
--------------------------------------------------------------------------------
    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                                   (b) /X/
--------------------------------------------------------------------------------
    3        SEC USE ONLY

--------------------------------------------------------------------------------
    4        SOURCE OF FUNDS*
                      WC
--------------------------------------------------------------------------------
    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                             / /
--------------------------------------------------------------------------------
    6        CITIZENSHIP OR PLACE OR ORGANIZATION

                      DELAWARE
--------------------------------------------------------------------------------
NUMBER OF            7          SOLE VOTING POWER
  SHARES
BENEFICIALLY                              -0-
 OWNED BY
   EACH
REPORTING
ERSON WITH
             -------------------------------------------------------------------
                     8          SHARED VOTING POWER

                                         454,4672
             -------------------------------------------------------------------
                     9          SOLE DISPOSITIVE POWER

                                         -0-
             -------------------------------------------------------------------
                    10          SHARED DISPOSITIVE POWER

                                         454,467(2)
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
             PERSON

                      454,467(2)
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                           / /
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      8.6%  (See Item 5)
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                      CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
------------------
(2) By virtue of the fact that Wheeling Pittsburgh Capital Corp. is a wholly-owned subsidiary of WHX Corporation, WHX Corporation is deemed to share voting and dispositive power with Wheeling Pittsburgh Capital Corp.

--------------------------------             -----------------------------------
CUSIP No.  126501 10 5              13D           Page 4 of 9 Pages
--------------------------------             -----------------------------------

         The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").

ITEM 1.           SECURITY AND ISSUER.

                  This statement relates to the common stock, no par value per share ("Common Stock"), of CTS Corporation, an Indiana corporation (the "Issuer"). The principal executive offices of the Issuer are located at 900 West Boulevard North, Elkhart, Indiana
46514.

ITEM 2.           IDENTITY AND BACKGROUND.

                  Wheeling  Pittsburgh  Capital  Corp.,  a Delaware  corporation
("WPCC"), is a wholly owned subsidiary of WHX Corporation, a Delaware corporation ("WHX"). The principal office of WPCC and WHX is located at 110 East 59th Street, New York, New York 10022.

                  WHX, through its subsidiaries, is the ninth largest domestic integrated steel manufacturer. WHX manufactures a wide variety of flat-rolled products for construction, container, converter/processor, steel service center, automotive and other markets as well as fabricated steel products for the construction, highway and agricultural markets. Flat-rolled products consist of a variety of sheet products, including hot-rolled, cold-rolled, galvanized and pre-painted products, and tin mill products. Fabricated steel products include roof deck, culvert, highway and other products.

                  (d)-(e) During the last five years, neither WPCC, WHX nor, to the best knowledge of WPCC or WHX, any of the persons listed on Schedule I to this Schedule 13D (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The consideration for the 454,467 shares (the "CTS Shares") of Common Stock acquired by WPCC was 516,440 shares (the "Dynamics Shares") of the common stock, $.10 par value per share ("DCA Common Stock"), of Dynamics Corporation of America, a New York corporation ("DCA"). Pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of July 17, 1997 (the "Merger Agreement"), among DCA, the Issuer and CTS First Acquisition Corp., a New York corporation and wholly owned subsidiary of the Issuer ("Sub"), on October 16, 1997, DCA merged (the "Merger") with and into Sub, and each of the Dynamics Shares was converted into 0.88 fully paid and non-assessable shares of the

--------------------------------             -----------------------------------
CUSIP No.  126501 10 5              13D           Page 5 of 9 Pages
--------------------------------             -----------------------------------


common stock, no par value per share, of the Issuer. WHX had acquired the Dynamics Shares through open-market purchases and a tender offer in March and June, 1997, respectively.

ITEM 4.           PURPOSE OF TRANSACTION.

                  The CTS Shares are being held for investment purposes. WHX fully supports the management and policies of CTS, and intends to vote the CTS Shares in accordance with the recommendations of the Board of Directors of CTS. WHX has orally agreed to provide CTS with advance notice of its intention to sell the CTS shares and to offer CTS an opportunity to purchase those shares. Other than as set forth herein, neither WPCC nor WHX has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) As of October 16, 1997, WPCC beneficially owned an aggregate of 454,467 shares of Common Stock, constituting approximately 8.6% of the shares of Common Stock outstanding. Such percentage is based upon a maximum of 5,260,514 shares of Common Stock outstanding (5,249,589 shares of Common Stock outstanding as of September 5, 1997 less 2,303,100 shares of Common Stock owned by DCA cancelled in the Merger plus a maximum of 2,314,025 shares of Common Stock issued in the Merger) as disclosed in the Registration Statement on Form S-4 of the Issuer as filed with the Securities and Exchange Commission on September 2, 1997. In the Merger, each share of DCA Common Stock not owned by the Issuer was, at the election of DCA shareholders, converted into either $58.00 in cash or 0.88 shares of Common Stock.

                  The Issuer has announced a 3:1 stock split, effective for shareholders of record as of October 24, 1997. As a result of that action, WHX and WPCC will own 1,363,401 shares of the Issuer; however, its percentage ownership position will remain unchanged.

                  (b) WPCC has the power to direct the vote and disposition of the CTS Shares. By virtue of the fact that WPCC is a wholly owned subsidiary of WHX, WHX is deemed to share voting and dispositive power of the CTS Shares with WPCC.

                  (c) See Item 3 above. The Dynamics Shares were purchased prior to 60 days prior to the date hereof.

                  (d)      Not applicable.

                  (e)      Not applicable.

--------------------------------             -----------------------------------
CUSIP No.  126501 10 5              13D           Page 6 of 9 Pages
--------------------------------             -----------------------------------


ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between WHX and WPCC or among WHX, WPCC and any other person, with respect to any securities of the Issuer.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  None.

--------------------------------             -----------------------------------
CUSIP No.  126501 10 5              13D           Page 7 of 9 Pages
--------------------------------             -----------------------------------

                                   SIGNATURES



                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: October 23, 1997                    WHX CORPORATION


                                           By: /S/STEWART E. TABIN
                                               ----------------------------
                                                  Stewart E. Tabin,
                                                  Assistant Treasurer


                                           WHEELING PITTSBURGH CAPITAL CORP.


                                           By: /S/STEWART E. TABIN
                                               -----------------------------
                                                  Stewart E. Tabin
                                                  Vice President

--------------------------------             -----------------------------------
CUSIP No.  126501 10 5              13D           Page 8 of 9 Pages
--------------------------------             -----------------------------------

                                   SCHEDULE I

                 INFORMATION CONCERNING DIRECTORS AND EXECUTIVE
                            OFFICERS OF WHX AND WPCC

         Directors and Executive Officers of WHX. The following table sets forth the name, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of certain directors, officers and employees of WHX. Unless otherwise indicated, the principal business address of each executive officer of WHX is 110 East 59th Street, New York, NY 10022 and each occupation set forth opposite and individual's name refers to employment with WHX. Where no date is given for commencement of the indicated office or position, such office or position was assumed prior to October 17, 1992. Each person listed below is a citizen of the United States.

             NAME AND PRINCIPAL                               PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL
              BUSINESS ADDRESS                                  POSITIONS HELD DURING THE PAST FIVE YEARS
------------------------------------------     ------------------------------------------------------------------------

Neil D. Arnold..............................   Director, Executive Vice President, Corporate
    Varity Corporation                         Development since April 1996 and Chief Financial
    672 Delaware Avenue                        Officer of Varity Corporation, a manufacturer of
    Buffalo, NY 14209                          automotive components and diesel engines

Paul W. Bucha...............................   Director. President, Paul W. Bucha & Company,
    Paul W. Bucha and                          Inc., an international marketing consulting
    Company, Inc.                              firm; President, BLHJ, Inc., an international
    Foot of Chapel Avenue                      consulting firm; President, Congressional Medal
    Jersey City, NJ 07305                      of Honor Society of U.S. since September 1995

Frederick G. Chbosky........................   Chief Financial Officer, Executive Vice
                                               President - Finance of Wheeling-Pittsburgh Steel
                                               Corporation ("WPSC") since December 1992 and
                                               Chief Financial Officer of WPSC

Robert A. Davidow...........................   Director. Private Investor; Director, Arden
    11601 Wilshire Boulevard                   Group, Inc.
    Suite 1940
    Los Angeles, CA 90025

William Goldsmith...........................   Director. Management and Marketing Consultant;
    Fiber Fuel International,                  Chairman and Chief Executive Officer of Overspin
    Inc.                                       Golf, since January 1994; Chairman of the Board
    221 Executive Circle                       and Chief Executive Officer of Fiber Fuel
    Suite II                                   International, Inc., since 1994
    Savannah, GA 31406

Ronald LaBow................................   Director. Chairman of the Board; President,
                                               Stonehill Investment Corp.; Director of Regency
                                               Equities Corp., a real estate company

Howard Mileaf...............................   Vice President, Special Counsel since April
                                               1993; Trustee/Director of Neuberger & Berman
                                               Equity Mutual Funds

Marvin L. Olshan............................   Director. Secretary; Partner, Olshan Grundman
    Olshan Grundman Frome &                    Frome & Rosenzweig LLP
    Rosenzweig LLP
    505 Park Avenue
    New York, NY 10022

John R. Scheessele..........................   Director. President and Chief Executive Officer;
                                               President, Chief Executive Officer and Chairman
                                               of the Board of WPSC

--------------------------------             -----------------------------------
CUSIP No.  126501 10 5              13D           Page 9 of 9 Pages
--------------------------------             -----------------------------------

             NAME AND PRINCIPAL                               PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL
              BUSINESS ADDRESS                                  POSITIONS HELD DURING THE PAST FIVE YEARS
------------------------------------------     ------------------------------------------------------------------------

Garen Smith.................................   Vice President since October 1995; President and
                                               Chief Executive Officer of Unimast Incorporated,
                                               a wholly-owned subsidiary of WHX

Raymond S. Troubh...........................   Director. Financial Consultant; Director of ADT
    10 Rockefeller Plaza                       Limited, a provider of electronic  security alarm
    Suite 712                                  protection,  America West  Airlines,  Inc.,  Applied
    New York, NY 10021                         Power Inc., a manufacturer and distributor of
                                               hydraulic power equipment,  ARIAD
                                               Pharmaceuticals,   Inc.,  Becton,
                                               Dickinson and Company,  a medical
                                               instrumentation   and   equipment
                                               company,     Diamond     Offshore
                                               Drilling, Inc., Foundation Health
                                               Corporation,   General   American
                                               Investors     Company.     Olsten
                                               Corporation,   a  temporary  help
                                               company,       Petrie      Stores
                                               Corporation,   a  retail   chain,
                                               Sunbean      Corporation,       a
                                               manufacturer      of     consumer
                                               appliances,  Time Warner Inc. and
                                               Triarc Companies, Inc.

Lynn Williams...............................   Director. Retired President of United
    1829 Duffield Lane                         Steelworkers of America
    Alexandria, VA 22307

Stewart E. Tabin............................   Assistant Treasurer; Vice President, Stonehill
                                               Investment Corp.

Neale X. Trangucci..........................   Assistant Treasurer; Vice President, Stonehill
                                               Investment Corp.

         Directors and Executive Officers of WPCC. Set forth below are the name and position with WPCC of each director and executive officer of WPCC. The principal address of WPCC and the current business address of each individual listed below is 110 East 59th Street, New York, NY 10022. Each such person is a citizen of the United States. The present principal occupation or employment (in addition to the position with WPCC indicated below), and material occupations, positions, offices or employments for the past five years of each person is set forth below.

                                       PRESENT POSITION
NAME                                   WITH WPCC
----                                   ---------

Ronald LaBow........................   Director; President

Howard Mileaf.......................   Director; Vice-President

Stewart E. Tabin....................   Director; Vice-President;
                                       Treasurer

Neale X. Trangucci..................   Director; Secretary